Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

All of the Company’s subsidiaries listed below are wholly owned.

Name	Jurisdiction of Incorporation or Organization

PL-US International LLC	United States
Rapid Manufacturing Group LLC	United States
Proto Labs Ltd.	United Kingdom
PL Euro Services Ltd.	United Kingdom
PL International Holdings UK Ltd	United Kingdom
PL DE Holding GmbH	Germany
Proto Labs GmbH	Germany
Proto Labs Eschenlohe GmbH	Germany
Proto Labs G.K.	Japan